EXHIBIT 23



                     CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-98981) and Form S-8 (Nos. 33-31427, 33-36944, 33-72704, 33-60879, 333-33925 and 333-93097) of California
Amplifier, Inc. of our report dated April 8, 2003, relating to the consolidated balance sheet of California Amplifier, Inc. and subsidiaries as of March 1, 2003 and March 2, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the years then ended, which report appears in the fiscal year 2003 annual report on Form 10-K of California Amplifier, Inc. Our report refers to a change in the method of accounting for the impairment of goodwill and other intangible assets.


/s/ KPMG LLP

Los Angeles, California
May 30, 2003